# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arqit Quantum Inc., CIK 0001859690
CUSIP: G0567U127
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 3 Orchard Place, London, United Kingdom (X0), W1H 0BF
Date of event which requires filing of this statement: 06/26/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001703026

## Reporting persons
- Notion Capital III LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,812,206; sole dispositive power 0; shared dispositive power 1,812,206; aggregate amount beneficially owned 1,812,206 (10% of the class)

## Item 1. Issuer
Name of issuer: Arqit Quantum Inc.
Address of issuer's principal executive offices: 3 Orchard Place, London, X0, W1H 0BF.

## Item 2. Person Filing
Name of person filing: Notion Capital III LP
Address of principal business office or, if none, residence: 91 Wimpole Street, London, W1G 0EF, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,812,206(1)(2) Ordinary Shares

(1) The share amounts in Item 4(a), (c)(ii), and (c)(iv) consist solely of Ordinary Shares of the Issuer that are held of record by Liberum Wealth Limited for the account of, and are beneficially owned by, Notion Capital III LP, and do not include any other securities of the Issuer that Liberum Wealth Limited may hold for its own account or for other clients. Such share amounts include 124 Ordinary Shares held by Notion Platform Limited and reflect the Reverse Share Split.

(2) The share amounts in Item 4(a), (c)(ii), and (c)(iv) include 76,381 Ordinary Shares that could be obtained upon the conversion of 76,381 Registered Direct Warrants received in connection with the securities purchase agreement, dated September 8, 2023, by and among the Issuer and certain purchasers, with each Registered Direct Warrant providing the right to purchase one Ordinary Share at a price of $19.50 per share, after reflecting the Reverse Share Split. On June 26, 2026, the reporting person exercised in full the 600,000 September 2024 Warrants received in connection with the securities purchase agreement, dated September 30, 2024, by and among the Issuer and certain purchasers, with each September 2024 Warrant providing the right to purchase one Ordinary Share at a price of $2.50 per share, resulting in the issuance of 600,000 Ordinary Shares, all of which are included in the share amounts in Item 4(a), (c)(ii), and (c)(iv). Separately, on June 24, 2026, the reporting person sold 58,263 Ordinary Shares from its previously held Ordinary Shares.
Percent of class:
10.0% (3)

(3) Percentage of class represented by amount in Item 4(a) is calculated based on 17,402,411 Ordinary Shares issued and outstanding as of May 19, 2026, as reported in the Issuer's prospectus supplement on Form 424B3 (Registration No. 333-259982) filed with the Securities and Exchange Commission on May 21, 2026, plus the 600,000 Ordinary Shares issued upon the exercise in full of the September 2024 Warrants, and after reflecting the Reverse Share Split, together with the 76,381 Ordinary Shares issuable upon exercise of the Registered Direct Warrants held by the reporting person that are deemed outstanding for the reporting person pursuant to Rule 13d-3(d)(1)(i).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
1,812,206 (1)(2)

(1) The share amounts in Item 4(a), (c)(ii), and (c)(iv) consist solely of Ordinary Shares of the Issuer that are held of record by Liberum Wealth Limited for the account of, and are beneficially owned by, Notion Capital III LP, and do not include any other securities of the Issuer that Liberum Wealth Limited may hold for its own account or for other clients. Such share amounts include 124 Ordinary Shares held by Notion Platform Limited and reflect the Reverse Share Split.

(2) The share amounts in Item 4(a), (c)(ii), and (c)(iv) include 76,381 Ordinary Shares that could be obtained upon the conversion of 76,381 Registered Direct Warrants received in connection with the securities purchase agreement, dated September 8, 2023, by and among the Issuer and certain purchasers, with each Registered Direct Warrant providing the right to purchase one Ordinary Share at a price of $19.50 per share, after reflecting the Reverse Share Split. On June 26, 2026, the reporting person exercised in full the 600,000 September 2024 Warrants received in connection with the securities purchase agreement, dated September 30, 2024, by and among the Issuer and certain purchasers, with each September 2024 Warrant providing the right to purchase one Ordinary Share at a price of $2.50 per share, resulting in the issuance of 600,000 Ordinary Shares, all of which are included in the share amounts in Item 4(a), (c)(ii), and (c)(iv). Separately, on June 24, 2026, the reporting person sold 58,263 Ordinary Shares from its previously held Ordinary Shares.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,812,206 (1)(2)

(1) The share amounts in Item 4(a), (c)(ii), and (c)(iv) consist solely of Ordinary Shares of the Issuer that are held of record by Liberum Wealth Limited for the account of, and are beneficially owned by, Notion Capital III LP, and do not include any other securities of the Issuer that Liberum Wealth Limited may hold for its own account or for other clients. Such share amounts include 124 Ordinary Shares held by Notion Platform Limited and reflect the Reverse Share Split.

(2) The share amounts in Item 4(a), (c)(ii), and (c)(iv) include 76,381 Ordinary Shares that could be obtained upon the conversion of 76,381 Registered Direct Warrants received in connection with the securities purchase agreement, dated September 8, 2023, by and among the Issuer and certain purchasers, with each Registered Direct Warrant providing the right to purchase one Ordinary Share at a price of $19.50 per share, after reflecting the Reverse Share Split. On June 26, 2026, the reporting person exercised in full the 600,000 September 2024 Warrants received in connection with the securities purchase agreement, dated September 30, 2024, by and among the Issuer and certain purchasers, with each September 2024 Warrant providing the right to purchase one Ordinary Share at a price of $2.50 per share, resulting in the issuance of 600,000 Ordinary Shares, all of which are included in the share amounts in Item 4(a), (c)(ii), and (c)(iv). Separately, on June 24, 2026, the reporting person sold 58,263 Ordinary Shares from its previously held Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Notion Capital III LP: /s/ Ian Milbourn, Ian Milbourn, Designated Member of Notion Capital Managers LLP, for and on behalf of Notion Capital III GP LLP, its general partner (09/10/2026)